17004400

SI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE YEAR BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FLOW TRADERS US LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 Avenue of the Americas, 4th Floor
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wouter Buitenhuis — **(917) 210-5020** (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Wouter Buitenhuis**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Flow Traders US LLC** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

COO / CCO
Title

Subscribed and sworn to before me this

31 day of January, 2017

"OFFICIAL SEAL"
PHILIP C RYAN
Notary Public, State of Illinois
My Commission Expires 8/20/2020

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

FLOW TRADERS US LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2016
AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Flow Traders US LLC

We have audited the accompanying statement of financial condition of Flow Traders US LLC (the Company) as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Flow Traders US LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Flow Traders US LLC's financial statement. The supplemental information is the responsibility of Flow Traders US LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
January 31, 2017

FLOW TRADERS US LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	310,368
Securities owned, at fair value		2,006,706,826
Receivable from broker-dealer		23,962,878
Receivable from affiliates		6,035,305
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $3,647,205)		4,703,002
Other assets		2,718,029
	$	2,044,436,408
Liabilities and Member's Equity		
Liabilities:		
Securities sold, not yet purchased, at fair value		1,324,285,335
Payable to broker-dealer		583,806,310
Accounts payable and accrued expenses		28,831,906
Capital lease payable		3,676,112
		1,940,599,663
Member's equity		103,836,745
	$	2,044,436,408

See accompanying notes.

1. Organization and Business

Flow Traders US LLC (the "Company"), a Delaware limited liability company, was organized on April 22, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of various U.S. securities and futures exchanges. The Company engages primarily in the proprietary trading of exchange-traded equity securities and financial futures contracts. Flow Traders US Holding LLC is the Company's sole member.

In March 2015 the US group was restructured and the shares of the company were contributed from Flow Traders US BV to Flow Traders US Holding LLC. At the same time Flow Traders US Holding BV became sole shareholder of Flow Traders US Holding LLC.

2. Summary of Significant Accounting Policies

Securities Valuation
Securities transactions are recorded on a trade date basis.

All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 5).

Unrealized gains or losses on open futures contracts are included in receivable from and payable to broker-dealer in the statement of financial condition.

Depreciation and Amortization
Equipment and furniture is being depreciated on a straight-line basis with a useful life of 5 years (60 months).

Income Taxes
Flow Traders US LLC is a disregarded entity for tax purposes. No provision has been made for federal US income taxes as the taxable income or loss of Flow Traders US LLC is included in the respective income tax return of the sole member.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016.

Use of Estimates
The preparation of financial statements is in conformity with U.S. Generally Accepted Accounting Principles and requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year.

3. Clearing Agreements

The Company has Joint Back Office ("JBO") clearing agreements with two clearing brokers. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of the first agreement, the Company has invested $50,000 in the preferred shares/interest of its clearing broker. The Company's investment in this clearing broker is reflected as other assets in the statement of financial condition.

The second agreement required the Company invest $10,000 in the preferred shares/interest of its second clearing broker.

Under the rules of the CBOE, the agreements require that the Company maintains a minimum net liquidating equity of $1 million with each of its clearing brokers, exclusive of its preferred stock/interest investment.

4. Financial Instruments

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include futures contracts, swaps and short stocks as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in payable or receivable from broker-dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is generally made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. Fair Value Measurement and Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Investments in exchange-traded derivatives, such as futures contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

Assets	
Securities owned	
Equities (level 1)	$ 1,671,568,973
Debt securities (level 2)	$ 335,137,853
Total	$ 2,006,706,826
Liabilities	
Securities sold, not yet purchased	
Equities (level 1)	$ 672,709,478
Debt securities (level 2)	$ 651,575,857
Total	$1,324,285,335

At December 31, 2016, the Company had net unrealized gains on open futures contracts totaling $9,490,854 and net unrealized losses on open futures contracts totaling $2,755,932. These amounts are reflected in payable to broker-dealer in the statement of financial condition. At December 31, 2016, the Company held no Level 3 investments.

6. Credit Concentration

At December 31, 2016, a significant credit concentration consisted of approximately $122 million, representing the market value of the Company's trading accounts carried by one of its clearing brokers. The Company has an agreement with Bank of America guaranteeing

payment from its clearing broker (Merrill Lynch Professional Clearing Corp). Management does not consider any credit risk associated with this net receivable to be significant.

7. Receivable from and Payable to Broker and Dealer

Receivable from and payable to broker-dealer includes cash balances held at the Company's broker and the unrealized gains and losses on open futures contracts and the net amount receivable or payable for securities transactions pending settlement. The broker provides execution, clearing and depository services for the Company's securities and futures trading activities. At December 31, 2016, the Company had a payable to broker-dealer of $583,806,310. At December 31, 2016, the Company had a receivable from broker-dealer of $23,962,878.

8. Related Party Transactions

At December 31, 2016, the Company had a receivable from Flow Traders US Holding LLC totaling $5,885,672. This amount relates to costs incurred by Flow Traders US Holding LLC and paid for by the Company. This amount is included in receivable from affiliate on the statement of financial condition.

At December 31, 2016, the Company had a receivable from Flow Traders US Institutional Trading LLC totaling $89,008. The receivable from Flow Traders US Institutional Trading LLC relates to costs incurred and paid for by the Company. This amount is included in receivable from affiliate on the statement of financial condition.

At December 31, 2016, the Company had a payable to its affiliates, related by common ownership totaling $532,667. This amount relates to recharged expenses and is included in accounts payable and accrued expenses on the statement of financial condition.

At December 31, 2016, the Company had a payable to its affiliates, related by common ownership totaling $2,369,341. This amount relates to transfer pricing, and it is included in the accounts payable and accrued expenses on the statement of financial condition.

At December 31, 2016, the Company had an open total return swap with its affiliate, related by common ownership, totaling a payable of $74,069. This amount is included in the accounts payable and accrued expenses on the statement of financial condition.

At December 31, 2016, the Company had a loan payable as part of deferred compensation to an employee totaling $255,816. This amount is included in the accounts payable and accrued expenses on the statement of financial condition.

9. Revenue and Cost Agreement

The Company has a revenue and cost sharing agreement with Flow Traders US Institutional Trading LLC, an affiliate related by common ownership. The Company provides support functions including compliance, risk, human resources, finance, and occupancy. To reimburse the Company, Flow Traders US Institutional Trading LLC entered into an agreement with the Company on May 16, 2016 to bear a pro-rata share of the shared operating expenses including rent, electricity, lunch, other food, beverages, and cleaning, including support services provided by support staff. The shared operational expenses attributed to the Flow Traders US Institutional Trading LLC are based on the total headcount ratio between both entities.

10. Lease Commitment

The company conducts its operations in leased office facilities and annual rentals are charged to current operations.

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for this office space at December 31, 2016, are approximately as follows:

Year Ending December 31	Amount
2017	$ 2,130,930
2018	$ 3,029,183
2019	$ 3,061,058
2020	$ 3,061,058
2021	$ 2,979,246
2022	$ 2,079,308
2023	$ 1,732,757
Total	$ 18,073,540

The Company leases its fixed assets from Flow Traders BV, an affiliated entity, under the terms of a capital lease. The Company's long-term obligation under that lease is reflected in Capital lease payable on the statement of financial condition.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $1,000,000 or 6⅔% of "aggregate indebtedness". The Company elected to use the alternative method to calculate the minimum net capital requirement.

At December 31, 2016, the Company had $40,214,761 excess net capital to its net capital requirement of $1,000,000.

12. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for

these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

13. Employee Benefit Plan

The Company has established a 401(K) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2016 totaled approximately $310,000.

14. Contingencies

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violation which may possibly involve sanctions and/or fines.

15. Subsequent Events

The Company's management has evaluated events and transactions through January 31, 2017, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

On January 1, 2017, Flow Traders US BV merged with Flow Traders Holding BV.

SUPPLEMENTAL SCHEDULES

FLOW TRADERS US LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2016

Computation of net capital		
Total member's equity		$ 103,836,745
Additions and/or credits:		
Allowable credits:		
Discretionary bonus	$ 23,352,360	23,352,360
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates	$ 6,035,305	
Furniture, equipment and leasehold improvements, net	4,703,002	
Other assets	2,718,029	(13,456,336)
Commodity futures contracts and spot commodities proprietary capital charges	13,574,168	(13,574,168)
Net capital before haircuts on securities positions		100,158,601
Haircuts on securities:		
Trading and investment securities:		
Debt securities	382,611	
Other securities	$ 58,561,229	(58,943,840)
Net capital		$ 41,214,761
Computation of basic capital requirement		
Minimum net capital required based on number of securities in which the firm is a registered market maker		1,000,000
Net capital in excess of net capital requirement		$ 40,214,761
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 0
Ratio of aggregate indebtedness to net capital		% 0.00

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2016.

See accompanying notes.

FLOW TRADERS US LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the period ended December 31, 2016 and does not have any customer accounts.

FLOW TRADERS US LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the period ended December 31, 2016 and does not have any customer accounts.

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Flow Traders US LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Flow Traders US LLC (the Company) stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption"); and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
January 31, 2017

FLOW TRADERS U.S. LLC 's Exemption Report

FLOW TRADERS U.S. LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, Wouter Buitenhuis, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: COO/CCO FLOW TRADERS U.S. LLC

31 January 2017